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                                              BASS, BERRY & SIMS PLC
                                                 Attorneys at Law
                                                    ----------
                                      A PROFESSIONAL LIMITED LIABILITY COMPANY

LEIGH WALTON
                                                   AmSouth Center
PHONE: (615) 742-6201                     315 Deaderick Street, Suite 2700
FAX:   (615) 742-2701                      Nashville, Tennessee 37238-3001
E-MAIL:lwalton@bassberry.com                       (615) 742-6200

                                   May 4, 2006


VIA EDGAR AND FEDERAL EXPRESS

Michael McTiernan, Special Counsel
Paul Fischer, Staff Attorney
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4561
Washington, DC 20549

   RE:  SPHERIS INC.
        FORM S-4, FILE NO. 333-132641(THE "REGISTRATION STATEMENT") FILED MARCH 22, 2006, AMENDED APRIL 24, 2006

Dear Messrs. McTiernan and Fischer:

         On behalf of Spheris Inc. (the "Company"), and in response to the staff's comments contained in your letter dated May 1, 2006 (the "Comment Letter"), I submit this letter containing the Company's responses to the Comment Letter. The Company's responses to the Comment Letter correspond to the numbered comments in the Comment Letter. Capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. Concurrently herewith, the Company is filing Amendment No. 2 to the Registration Statement to address these comments.

Business -- page 50

1. We note your response to Comment 33. Please revise to briefly describe the operations of Vianeta.

         RESPONSE: IN RESPONSE TO THE COMMENT, THE COMPANY HAS REVISED PAGE 50 OF THE PROSPECTUS TO BRIEFLY DESCRIBE THE OPERATIONS OF VIANETA.

Services Provided -- page 53

2. We note your response to Comment 35. To facilitate a clearer understanding of your subsidiaries, please disclose in the prospectus the limited nature of your Canadian operations.


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NASHVILLE Downtown| KNOXVILLE | MEMPHIS| NASHVILLE Music Row | www.bassberry.com

Michael McTiernan
Paul Fischer
Securities and Exchange Commission
May 4, 2006
Page 2

         RESPONSE: IN RESPONSE TO THE COMMENT, THE COMPANY HAS REVISED PAGES 53 AND 54 OF THE PROSPECTUS TO DISCLOSE THE LIMITED NATURE OF ITS CANADIAN OPERATIONS.

         In addition, the Company has revised the prospectus to include information relating to its new Chief Financial Officer. The Company has also updated various numbers in the prospectus to reflect information as of a current date.


                               *   *   *   *   *

         We will separately provide marked copies of the filing for ease of review. Please do not hesitate to contact me at the above telephone number or Laura R. Brothers at (615) 742-7705 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.


                                       Sincerely,



                                      /s/ Leigh Walton
                                      Leigh Walton


cc:  Gregory T. Stevens, Esq.

LW:lcw